EXHIBIT B
Natural Gas Services Group, Inc
508 W. Wall, Suite 550
Midland, Texas 79701
432-262-2700

ORDER CONFIRMATION
Date:			QUOTE /JOB NO
02/16/2016			D-16-xxx / FL0210xx

CUSTOMER Info:			CUSTOMER PROJECT Info:
Company, Inc			Site 1
123 Main			Site 2
Suite 000			Site 3
Midland, TX 79701			Site 4

QTY	UNIT	DESCRIPTION	UNIT PRICE	TOTAL
1EA		Compressor Package	$	$
Per Specs
1EA		Compressor	$	$
Per Specs
1EA		Compressor Adder	$	$
0
0	0	0	0	0
0
$

Notes:

Upon Completion Contact: [Name] @ 432-697-xxxx

Payment Terms: XX% with Order

XX% Receipt of Order
XX% Receipt of Major Equipment
XX% Notification of Shipment Ready

Date order received: 02/16/2016 by email from John Smith

Projected shipping time and terms: 4-5 Weeks ARO, ExWorks Midland, TX

Terms of Acceptance: NGSG accepts this order pursuant to previously submitted and above referenced Quotation acceptance of NGSG "Terms and Conditions of Sale" and approval of customer credit. Deliveries quoted are based upon routine manufacturing and key supplier deliveries. Any change orders" from clients or component delays from critical suppliers may have an impact upon final delivery".

Please sign below as affirmation of this confirmation to begin fabrication of your order.

X__________________________________
Authorized Signature (customer)